130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

June 27, 2017	No. 17-10

Avalon to Receive Funding from Ontario Government for Separation Rapids Lithium Project, Kenora, ON

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that the Government of Ontario has agreed to contribute $500,000 towards assisting Avalon with piloting and scaling up its proprietary process developed to recover high purity lithium hydroxide from the lithium mineral petalite produced from the 100% owned Separation Rapids Lithium Project, Kenora, ON. Lithium hydroxide is in increasing demand as a critical material in the manufacturing of lithium ion battery cathodes needed for rapidly growing energy storage and electric vehicle markets.

The funding by the Government of Ontario is being made through the Northern Innovation Program of the Northern Ontario Heritage Fund Corporation (“NOHFC”). This program is designed to support the development and commercialization of new technologies that will contribute to future prosperity in Northern Ontario.

Avalon’s President & CEO, Don Bubar commented, “Avalon is very appreciative of the support from the NOHFC. This funding will provide significant financial support towards commercializing the innovative process we have developed to produce lithium battery materials from the Separation Rapids Lithium Project near Kenora.”

Mr. Bubar added that, “The NOHFC and the Government of Ontario are to be commended for recognizing that Northern Ontario's mineral wealth can be leveraged to create the full energy storage supply chain in the province as it becomes a leader in taking advantage of the growing economic opportunities being presented by the transition to a low carbon economy.”

Successful completion of the pilot plant process optimization work supported by the NOHFC will allow Avalon to move forward on designing, financing and constructing its planned Phase 1 Demonstration Plant as contemplated in the news release dated April 25, 2017.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, the statement that the Government of Ontario will contribute $500,000 towards assisting Avalon with piloting and scaling up of its proprietary process developed to recover high purity lithium hydroxide from the lithium mineral petalite, that lithium hydroxide is increasing in demand as a critical material in the manufacturing of lithium ion battery cathodes, that Avalon’s process can be commercialized to produce lithium battery materials from the Separation Rapids Lithium Project; that the Company’s pilot plant process optimization work will be completed, that the Company’s Phase 1 Demonstration Plant will be designed, financed and constructed. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.